SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 12 February 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED IN IT, IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICES WITHIN THIS ANNOUNCEMENT.

12 February 2015

BT GROUP PLC ("BT" OR THE "COMPANY")

Results of Placing

BT is pleased to announce the successful completion of the placing announced earlier today (the "Placing").

A total of 222,000,223 new ordinary shares of five pence each in the Company (the "Placing Shares") have been placed by J.P. Morgan Securities plc, which conducts its UK investment banking activities as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), Merrill Lynch International ("BofA Merrill Lynch") and Goldman Sachs International ("Goldman Sachs") at a price of 455 pence per Placing Share, raising proceeds of approximately £1.0bn (before expenses).

The Placing Shares, when issued, will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of five pence each in the capital of the Company, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

Applications have been made for admission of the Placing Shares to the premium listing segment of the Official List of the Financial Conduct Authority (the "Official List") and to trading on the main market of the London Stock Exchange plc (together, "Admission"). It is expected that settlement for the Placing Shares and Admission will take place at 8.00 a.m. on 17 February 2015. Settlement of the Placing is conditional upon, amongst other things, Admission becoming effective and upon the Placing Agreement not being terminated in accordance with its terms.

Following Admission the total number of shares in issue in the Company will be 8,373,227,252. BT Group plc currently holds 4,009,596 ordinary shares as treasury shares and therefore following Admission the total number of voting rights in BT Group plc will be 8,369,217,656.

ENDS

Enquiries:

BT Group plc

Press office:
Ross Cook Tel: 020 7356 5369

Investor relations:
Damien Maltarp Tel: 020 7356 4909

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

J.P. Morgan Cazenove
Edmund Byers
Hugo Baring
Greg Chamberlain

Tel: 020 7742 4000

BofA Merrill Lynch
Andrew Tusa
James Fleming
Tony White

Tel: 020 7628 1000

Goldman Sachs
William Smiley
Richard Cormack

Tel: 020 7774 1000

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

IMPORTANT NOTICES

This announcement (the "Announcement") and the information contained in it is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part, in, into or from the United States (including its territories and possessions, any state of the United States and the District of Columbia, collectively the "United States"), Australia, Canada, Japan or South Africa or any other state or jurisdiction in which the same would be unlawful restricted, unlawful or unauthorised (each a "Restricted Territory"). This Announcement is for information purposes only and does not constitute an offer to sell or issue or the solicitation of an offer to buy, acquire or subscribe for shares in the capital of the Company in any Restricted Territory or to any person to whom it is unlawful to make such offer or solicitation. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions. Subject to certain exemptions, the securities referred to herein may not be offered or sold in any Restricted Territory or for the account or benefit of any national resident or citizen of any Restricted Territory. The Placing Shares have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act") or the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States, and may not be offered, sold or transferred, directly or indirectly, in the United States absent registration under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. Any offering of the Placing Shares to be made in the United States will be made only to a limited number of "qualified institutional buyers" as defined in Rule 144A under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act in a transaction not involving any public offering and outside the United States in offshore transactions in accordance with Regulation S under the Securities Act. No public offering of the shares referred to in this Announcement is being made in the United Kingdom, any Restricted Territory or elsewhere.

The distribution of this Announcement and the Placing of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken that would permit an offering of such shares or possession or distribution of this Announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required to inform themselves about, and to observe, such restrictions. The information contained in this Announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction, or disclosure of any information contained in this Announcement in whole or in part is unauthorised. Failure to comply with these restrictions may constitute a violation of the Securities Act or the applicable laws of other jurisdictions.

This Announcement has been issued by, and is the sole responsibility, of the Company. This Announcement is for information only and does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction in which such an offer or solicitation is unlawful, including without limitation, the United States, Australia, Canada, Japan or South Africa.  Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.  No prospectus will be made available in connection with the matters contained in this Announcement and no such prospectus is required (in accordance with Directive 2003/71/EC) to be published. Persons needing advice should consult an independent financial adviser.

No representation or warranty, express or implied, is or will be made as to or in relation to, and aside from the responsibilities and liabilities, if any, which may be imposed by the Financial Services and Markets Act 2000, as amended or the regulatory regime established thereunder or any other applicable regulatory regime; no responsibility or liability is or will be accepted by J.P. Morgan Cazenove, BofA Merrill Lynch or Goldman Sachs nor any of their respective affiliates, parent undertakings, subsidiary undertakings or subsidiaries of their parent undertakings or any of their respective directors, officers, employees, agents or advisers or any other person as to or in relation to, the accuracy, completeness or sufficiency of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers in connection with the Company, the Placing Shares or the Placing (including, without prejudice to the generality of the foregoing, any such information or opinions or for any errors or omissions); and any liability therefor is expressly disclaimed.

J.P. Morgan Securities plc, which conducts its UK investment banking activities as J.P. Morgan Cazenove, Merrill Lynch International and Goldman Sachs International, each of which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority in the United Kingdom, are each acting solely for the Company and no one else in connection with the Placing and Admission and will not regard any other person (whether or not a recipient of this Announcement) as a client in relation to the Placing and Admission and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients or for providing advice in relation to the Placing and Admission or any transaction, arrangement or other matter referred to in this Announcement.

The price of the Placing Shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the Placing Shares.

The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the London Stock Exchange.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  12 February 2015